UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Cardlytics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

14161W105

(CUSIP Number)

CLIFFORD SOSIN

CAS INVESTMENT PARTNERS, LLC

575 Lexington Avenue, Suite 12-101

New York, NY 10022

(212) 804-7660

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 16, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14161W105

1	NAME OF REPORTING PERSON

CAS INVESTMENT PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,416,116
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,416,116
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,416,116
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.0%
14	TYPE OF REPORTING PERSON

OO, IA

2

CUSIP No. 14161W105

1	NAME OF REPORTING PERSON

SOSIN MASTER, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,676,701
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,676,701
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,676,701
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.8%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 14161W105

1	NAME OF REPORTING PERSON

CSWR PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,739,415
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,739,415
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,739,415
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 14161W105

1	NAME OF REPORTING PERSON

SOSIN LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,416,116
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,416,116
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,416,116
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.0%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 14161W105

1	NAME OF REPORTING PERSON

CLIFFORD SOSIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,416,116
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,416,116
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,416,116
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.0%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 14161W105

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to shares of common stock, par value $0.0001 (the “Shares”), of Cardlytics, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is located at 675 Ponce de Leon Ave. NE, Ste 6000, Atlanta, Georgia 30308.

Item 2.	Identity and Background.

(a) This statement is filed by:

(i)	Sosin Master, LP, a Delaware limited partnership (“Sosin Master”), with respect to the Shares directly and beneficially owned by it;
(ii)	CSWR Partners, LP, a Delaware limited partnership (“CSWR”, and together with Sosin Master, the “Funds”), with respect to the Shares directly and beneficially owned by it;
(iii)	CAS Investment Partners, LLC, a Delaware limited liability company (“CAS Investment”), as the investment manager to the Funds;
(iv)	Sosin LLC, a Delaware limited liability company, as the general partner of the Funds; and
(v)	Clifford Sosin, as the managing member of CAS Investment.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The address of the principal business office of each of the Reporting Persons is, c/o CAS Investment Partners, LLC, 575 Lexington Ave, Suite 12-101, New York, NY 10022.

(c) The principal business of each of the Funds is acquiring, holding and selling securities for investment purposes. The principal business of CAS Investment is serving as the investment manager to each of the Funds. The principal business of Sosin LLC is serving as the general partner to each of the Funds. The present principal occupation of Mr. Sosin is serving as the managing member of CAS Investment.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Sosin is a citizen of the United States of America.

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CUSIP No. 14161W105

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Sosin Master and CSWR were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 3,676,701 Shares directly beneficially owned by Sosin Master is approximately $157,282,391, including brokerage commissions. The aggregate purchase price of the 1,739,415 Shares directly beneficially owned by CSWR is approximately $61,411,168, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. The Reporting Persons admire and are supportive of Chief Executive Officer Karim Temsamani and believe his business expertise and history of building growth-oriented technology businesses will enable him to execute on much needed change at the Issuer. The Reporting Persons intend to engage in communications with the Issuer’s Board of Directors (the “Board”) and management regarding opportunities to enhance stockholder value, including by improving operating performance, capital allocation matters and composition of the Board.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 33,908,198 Shares outstanding, which is the total number of Shares outstanding as of April 30, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 4, 2023.

A.	Sosin Master
(a)	As of the close of business on June 23, 2023, Sosin Master directly beneficially owned 3,676,701 Shares.

Percentage: Approximately 10.8%

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CUSIP No. 14161W105

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,676,701
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,676,701

(c)	Sosin Master has not entered into any transactions in the Shares during the past sixty days.
B.	CSWR
(a)	As of the close of business on June 23, 2023, CSWR directly beneficially owned 1,739,415 Shares.

Percentage: Approximately 5.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,739,415
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,739,415

(c)	CSWR has not entered into any transactions in the Shares during the past sixty days.
C.	CAS Investment
(a)	As the investment manager of Sosin Master and CSWR, CAS Investment may be deemed the beneficial owner of the (i) 3,676,701 Shares owned by Sosin Master and (ii) 1,739,415 Shares owned CSWR.

Percentage: Approximately 16.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,416,116
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,416,116

(c)	CAS Investment has not entered into any transactions in the Shares during the past sixty days.
D.	Sosin LLC
(a)	Sosin LLC, as the general partner of Sosin Master and CSWR, may be deemed the beneficial owner of the (i) 3,676,701 Shares owned by Sosin Master and (ii) 1,739,415 Shares owned CSWR.

Percentage: Approximately 16.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,416,116
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,416,116

(c)	Sosin LLC has not entered into any transactions in the Shares during the past sixty days.
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CUSIP No. 14161W105

E.	Mr. Sosin
(a)	Mr. Sosin, as the managing member of CAS Investment, may be deemed the beneficial owner of the (i) 3,676,701 Shares owned by Sosin Master and (ii) 1,739,415 Shares owned CSWR.

Percentage: Approximately 16.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,416,116
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,416,116

(c)	Mr. Sosin has not entered into any transactions in the Shares during the past sixty days.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On June 23, 2023, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement by and among CAS Investment Partners, LLC, Sosin Master, LP, CSWR Partners, LP, Sosin LLC and Clifford Sosin, dated June 23, 2023.

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CUSIP No. 14161W105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 23, 2023

CAS INVESTMENT PARTNERS, LLC

By:	/s/ Clifford Sosin
	Name:	Clifford Sosin
	Title:	Managing Member

SOSIN MASTER, LP

By:	Sosin, LLC
Its:	General Partner

By:	/s/ Clifford Sosin
	Name:	Clifford Sosin
	Title:	Managing Member of CAS Investment Partners, LLC, Investment Adviser of Sosin Master, LP

CSWR PARTNERS, LP

By:	Sosin, LLC
Its:	General Partner

By:	/s/ Clifford Sosin
	Name:	Clifford Sosin
	Title:	Managing Member of CAS Investment Partners, LLC, Investment Adviser of CSWR Partners, LP

SOSIN LLC

By:	/s/ Clifford Sosin
	Name:	Clifford Sosin
	Title:	Managing Member of CAS Investment Partners, LLC, Investment Adviser of Sosin Master, LP and CSWR Partners, LP

CLIFFORD SOSIN

/s/ Clifford Sosin

11